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                                                                     EXHIBIT 12

                              DOLE FOOD COMPANY, INC.
                 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (IN THOUSANDS, EXCEPT RATIO DATA)


                                        Half Years Ended                                 Fiscal Years Ended
                                     ----------------------      -------------------------------------------------------------------
                                     June 20,      June 14,      January 3,   December 28,   December 30,  December 31,   January 1,
                                       1998          1997          1998           1996          1995           1994          1994
                                     --------      --------      ----------   ------------   ------------  ------------   ----------
Income from continuing operations
     before income taxes (1)         127,856       137,172        195,264        108,531       175,824         68,145       65,733


ADD FIXED CHARGES:
Interest expense                      29,708        31,804         64,242         68,352        80,839         76,564       58,267
Capitalized interest                     -             -              -              -             -              -            -
Amortization of debt expense
 and discounts                           160           160            347            347           347            347          190
Interest factor of rental
 expense (2)                          27,972         28,545        60,748         52,900        49,077         39,043       56,009
                                     --------      --------      ----------   ------------   ------------  ------------   ----------
    Total fixed charges               57,840         60,509       125,337        121,599       130,263        115,954      114,466

Total adjusted earnings              185,696        197,681       320,601        230,130       306,087        184,099      180,199

Ratio of earnings to fixed
 charges (3)                            3.21           3.27          2.56           1.89          2.35           1.59         1.57


  (1) Earnings include a $50.0 million pretax restructuring charge related to the Dried Fruit and Nut business and a $61.7 million net pretax gain on the sale of the beverage business for 1996 and 1995, respectively. Excluding these non-recurring items, the ratios would have been 2.30 and 1.88 in 1996 and 1995, respectively.

  (2) The interest factor of rental expense is determined by dividing total rental expense for the period by three.

  (3) The Company is guarantor of indebtedness of certain suppliers integral to its operations. These guarantees totaled approximately $91 million and $98 million at June 20, 1998, and January 3, 1998, respectively. If the Company were required to fulfill these contingent obligations, the interest that would be incurred would be immaterial to the ratio of earnings to fixed charges.